UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

MAG Silver Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

55903Q104
(CUSIP Number)

MINING INVESTORS FOR SHAREHOLDER VALUE
c/o Jeffrey E. Eberwein
4 Lockwood Avenue
Old Greenwich, Connecticut 06870
(917) 576-9420

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON CHARLES M. GILLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON MASON HILL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 493,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 493,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON EQUINOX PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,317,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,317,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,317,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON MASON HILL ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,826,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,826,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,826,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON EQUINOX ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,811,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,811,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,811,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON EQUINOX ILLIQUID FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON EQUINOX ILLIQUID GENERAL PARTNER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 15,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON SEAN M. FIELER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,826,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,826,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,826,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON CCM OPPORTUNISTIC PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,453
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,453
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON CCM OPPORTUNISTIC ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,453
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 42,453
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 55903Q104

1	NAME OF REPORTING PERSON ALFRED JOHN KNAPP, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,503
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 176,503
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55903Q104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Jeffrey E. Eberwein;

(ii)	Charles M. Gillman;

(iii)	Mason Hill Partners, LP, a Delaware limited partnership (“Mason Hill Partners”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iv)	Equinox Partners, L.P., a Delaware limited partnership (“Equinox Partners”), with respect to the shares of Common Stock directly and beneficially owned by it;

(v)	Mason Hill Advisors LLC, a Delaware limited liability company (“Mason Hill”), as the investment adviser of Equinox Partners, Mason Hill Partners and Illiquid (as defined below);

(vi)	Equinox Asset Management LLC, a Delaware limited liability company (“EAM”), as the sole general partner of each of Equinox Partners and Mason Hill Partners;

(vii)	Equinox Illiquid Fund, LP, a Delaware limited partnership (“Illiquid”), with respect to the shares of Common Stock directly and beneficially owned by it;

(viii)	Equinox Illiquid General Partner, LP, a Delaware limited partnership (“Illiquid GP”), as the sole general partner of Illiquid;

(ix)	Sean M. Fieler, as the owner of a controlling interest in Mason Hill and the managing member of each of Mason Hill and EAM;

(x)	CCM Opportunistic Partners, LP, a Texas limited partnership (“CCM”), with respect to the shares of Common Stock directly and beneficially owned by it;

(xi)	CCM Opportunistic Advisors, LLC, a Texas limited liability company (“CCM Advisors”), as the investment manager of CCM; and

(xii)	Alfred John Knapp, Jr., with respect to the shares of Common Stock directly and beneficially owned by him and as the manager of CCM Advisors.

CUSIP NO. 55903Q104

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6, and is a member of a group formed by the Reporting Persons known as Mining Investors for Shareholder Value (“MISV”).  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of Mr. Eberwein is 4 Lockwood Avenue, Old Greenwich, Connecticut 06870.  The principal business address of Mr. Gillman is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.  The address of the principal offices of each of Mason Hill Partners, Equinox Partners, Mason Hill, EAM, Illiquid, Illiquid GP and Mr. Fieler is 623 Fifth Avenue, 27th Floor, New York, New York 10022.  The address of the principal offices of each of CCM and CCM Advisors is 1177 West Loop South, Suite 1310, Houston, Texas 77002.  The principal business address of Mr. Knapp is 919 Milam, Suite 1900, Houston, Texas 77002.

(c)           The principal occupation of Mr. Eberwein is a private investor.

The principal occupation of Mr. Gillman is providing portfolio management services to Nadel and Gussman, LLC, a management company that employs personnel for business entities related to family members of Herbert Gussman.

Each of Equinox Partners, Mason Hill Partners and Illiquid is a private investment fund.  The principal business of Mason Hill is serving as an investment adviser to certain affiliated funds, including Equinox Partners, Mason Hill Partners and Illiquid.  The principal business of EAM is serving as the sole general partner of each of Equinox Partners and Mason Hill Partners.   The principal business of Illiquid GP is serving as the sole general partner of Illiquid.  The principal occupation of Mr. Fieler is serving as the managing member of each of Mason Hill and EAM.

The principal business of CCM is investing in securities.  The principal business of CCM Advisors is serving as the investment manager of CCM.  The principal occupation of Mr. Knapp is serving as the manager of CCM Advisors.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Eberwein, Gillman, Fieler and Knapp are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock beneficially owned by Mr. Eberwein were purchased with personal funds in open market purchases and have an aggregate purchase price of $849,971, including brokerage commissions.

CUSIP NO. 55903Q104

The shares of Common Stock purchased by each of Mason Hill Partners, Equinox Partners and Illiquid were purchased with the working capital of such funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 4,826,600 shares of Common Stock beneficially owned in the aggregate by Mason Hill Partners, Equinox Partners and Illiquid is approximately $35,728,005, including brokerage commissions.

The shares of Common Stock purchased by CCM were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 42,453 shares of Common Stock beneficially owned by CCM is approximately $432,780, including brokerage commissions.

The shares of Common Stock beneficially owned by Mr. Knapp were purchased with personal funds in open market purchases and have an aggregate purchase price of $1,141,314, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons, who have formed a group known as Mining Investors for Shareholder Value (“MISV”), purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

MISV may engage in communications with management and the Board of Directors (the “Board”) of the Issuer, engage in discussions with shareholders of the Issuer and others, and make proposals to the Issuer concerning business or strategic alternatives for the Issuer.

MISV is highly concerned about further dilution of shareholders’ effective ownership in the Minera Juanicipio Joint Venture (“Juanicipio JV”), which represents the vast majority of the Issuer’s net asset value.  Since the Juanicipio JV’s discovery of the significant Valdecañas vein over six years ago, the Issuer’s shares outstanding have increased by more than 50% due to, in MISV’s view, ill-advised equity offerings and excessive option grants to management and the Board.  Moreover, the vast majority of funds raised has been spent on exploration efforts outside of the Juanicipio JV and on high corporate overhead.  In the opinion of MISV, the value created by these exploration efforts has been minimal and certainly not worth the 50% increase in shares outstanding.  MISV firmly believes that incumbent management and the Board have destroyed net asset value per share and will continue to do so by pursuing the current strategy.

For more than two years, certain of the Reporting Persons have repeatedly stressed to both management and the Board the urgent need to limit dilution of shareholders’ ownership in the Juanicipio JV.  While management has not contested the substance of these concerns, their behavior has not changed in any meaningful way.  Based on past behavior, MISV believes management will continue to use the value of the Juanicipio JV to raise equity financing and fund exploration outside of the Juanicipio JV and, in so doing, will continue to dilute the value of the Juanicipio JV to the Issuer’s shareholders.  Furthermore, as the Issuer is not the majority owner and operator of the Juanicipio JV, the Issuer does not require the personnel or expense structure of a typical mining company. Accordingly, MISV strongly believes the Issuer should reduce its current high level of corporate overhead and option grants to management and the Board.  In evidence of excessive compensation, Institutional Shareholder Services Inc., a leading independent proxy advisory firm, recommended voting against the incumbents’ stock option proposal at the Issuer’s 2011 annual general meeting.

MISV calls on the Board to refrain from any further value-destructive dilution of shareholders and not to take any action that negatively impacts the Issuer’s corporate governance or is otherwise adverse to shareholders’ best interests, including, without limitation, lowering the threshold on the Issuer’s poison pill, altering the structure of the Board, delaying the annual general meeting of shareholders or adopting other anti-takeover or defensive measures.  MISV reminds the Board of their fiduciary duties and intends to hold the Board accountable for any actions that result in further erosion of shareholder value.

CUSIP NO. 55903Q104

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 55,667,139 shares of Common Stock outstanding as of May 14, 2012, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on May 16, 2012.

As of the close of business on June 29, 2012, Mr. Eberwein beneficially owned 100,000 shares of Common Stock.

As of the close of business on June 29, 2012, Mr. Gillman did not beneficially own any shares of Common Stock.

As of the close of business on June 29, 2012, Mason Hill Partners beneficially owned 493,800 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.  As of the close of business on June 29, 2012, Equinox Partners beneficially owned 4,317,800 shares of Common Stock, constituting approximately 7.8% of the shares of Common Stock outstanding.  EAM, as the sole general partner of each of Mason Hill Partners and Equinox Partners, may be deemed the beneficial owner of the 4,811,600 shares of Common Stock owned in the aggregate by Mason Hill Partners and Equinox Partners.  As of the close of business on June 29, 2012, Illiquid beneficially owned 15,000 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.  Illiquid GP, as the sole general partner of Illiquid, may be deemed the beneficial owner of the 15,000 shares of Common Stock owned by Illiquid.  Mason Hill, as the investment advisor of each of Mason Hill Partners, Equinox Partners and Illiquid, may be deemed the beneficial owner of the 4,826,600 shares of Common Stock owned in the aggregate by Mason Hill Partners, Equinox Partners and Illiquid.  Mr. Fieler, as the owner of a controlling interest in Mason Hill and the managing member of each of Mason Hill and EAM, may be deemed the beneficial owner of the 4,826,600 shares of Common Stock owned in the aggregate by Mason Hill Partners, Equinox Partners and Illiquid.

As of the close of business on June 29, 2012, CCM beneficially owned 42,453 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.  CCM Advisors, as the investment manager of CCM, may be deemed the beneficial owner of the 42,453 shares of Common Stock owned by CCM.  Mr. Knapp, as the manager of CCM Advisors, may be deemed the beneficial owner of the 42,453 shares of Common Stock owned by CCM in addition to the 134,050 shares of Common Stock owned by him individually.

An aggregate of 5,103,103 shares of Common Stock, constituting approximately 9.2% of the shares of Common Stock outstanding, are reported in this Schedule 13D.

(b)           Mr. Eberwein has the sole power to vote and dispose of the shares of Common Stock reported owned by him individually.  By virtue of its position with each of Mason Hill Partners, Equinox Partners and Illiquid, Mason Hill may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by Mason Hill Partners, Equinox Partners and Illiquid.  By virtue of its position with Mason Hill Partners and Equinox Partners, EAM may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by Mason Hill Partners and Equinox Partners.  By virtue of his position with each of Mason Hill and EAM, Mr. Fieler may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by Mason Hill Partners, Equinox Partners and Illiquid.  By virtue of its position with Illiquid, Illiquid GP may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by Illiquid.  By virtue of their respective positions with CCM, each of CCM Advisors and Mr. Knapp may be deemed to have the sole power to vote and dispose of the shares of Common Stock reported owned by CCM.  Mr. Knapp has the sole power to vote and dispose of the shares of Common Stock reported owned by him individually.

CUSIP NO. 55903Q104

Each Reporting Person, as a member of a “group” known as MISV with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 28, 2012, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to form a group known as MISV for the purpose of (x) seeking the cessation of the dilution of the Issuer’s shareholders with respect to Minera Juanicipio, S.A. DE C.V., (y) seeking the exploration of strategic alternatives and the enhancement of long-term shareholder value at the Issuer and (z) taking all other action necessary or advisable to achieve the foregoing.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Jeffrey Eberwein, Charles M. Gillman, Mason Hill Advisors LLC, Equinox Asset Management LLC, Equinox Partners, L.P., Mason Hill Partners, LP, Equinox Illiquid General Partner, LP, Equinox Illiquid Fund, LP, Sean M. Fieler, CCM Opportunistic Partners, LP, CCM Opportunistic Advisors, LLC and Alfred John Knapp, Jr., dated June 28, 2012.

CUSIP NO. 55903Q104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2012

/s/ Jeffrey Eberwein
JEFFREY EBERWEIN

/s/ Charles M. Gillman
CHARLES M. GILLMAN

MASON HILL ADVISORS LLC

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

EQUINOX ASSET MANAGEMENT LLC

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

EQUINOX PARTNERS, L.P.

By:	Equinox Asset Management LLC,
General Partner

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

MASON HILL PARTNERS, LP

By:	Equinox Asset Management LLC,
General Partner

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

CUSIP NO. 55903Q104

EQUINOX ILLIQUID GENERAL PARTNER, LP

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Authorized Signatory

EQUINOX ILLIQUID FUND, LP

By:	Equinox Illiquid General Partner, LP,
General Partner

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Authorized Signatory

/s/ Sean M. Fieler
SEAN M. FIELER

CCM OPPORTUNISTIC PARTNERS, LP

By:	CCM Opportunistic Partners GP, LP,
General Partner

By:	CCM GP, LLC,
General Partner

By:	/s/ Alfred John Knapp, Jr.
	Name:	Alfred John Knapp, Jr.
	Title:	Manager

CCM OPPORTUNISTIC ADVISORS, LLC

By:	/s/ Alfred John Knapp, Jr.
	Name:	Alfred John Knapp, Jr.
	Title:	Manager

/s/ Alfred John Knapp, Jr.
ALFRED JOHN KNAPP, JR.

CUSIP NO. 55903Q104

SCHEDULE A

Transactions in the shares of Common Stock During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

JEFFREY EBERWEIN

1000	8.8070	06/11/12
1000	8.6270	06/11/12
1000	8.7865	06/11/12
1000	8.8168	06/11/12
1000	8.6165	06/11/12
1000	8.6265	06/11/12
800	8.8087	06/11/12
200	8.7995	06/11/12
1000	8.5970	06/11/12
1000	8.6170	06/11/12
1000	8.6470	06/11/12
1000	8.6470	06/11/12
1000	8.7770	06/11/12
1000	8.7770	06/11/12
1000	8.8070	06/11/12
1000	8.6170	06/11/12
1000	8.8670	06/12/12
1000	8.9170	06/12/12
1000	8.9570	06/12/12
400	8.7675	06/12/12
2300	9.0099	06/13/12
900	9.0100	06/13/12
831	8.9883	06/13/12
169	8.9800	06/13/12
100	9.0798	06/13/12
100	9.0749	06/13/12
100	9.0090	06/13/12
1600	8.9544	06/13/12
1000	8.9070	06/13/12
1000	8.9170	06/13/12
1000	8.9770	06/13/12
1000	8.9770	06/13/12
1000	9.0070	06/13/12
1000	9.0270	06/13/12
500	8.9340	06/13/12
100	8.9699	06/13/12
1394	8.5100	06/15/12
1000	8.5000	06/15/12
1000	8.8070	06/15/12
894	8.5300	06/15/12
750	8.7200	06/15/12

CUSIP NO. 55903Q104

600	8.7799	06/15/12
300	8.7533	06/15/12
200	8.7199	06/15/12
106	8.5558	06/15/12
100	8.5299	06/15/12
100	8.7728	06/15/12
50	8.8498	06/15/12
6	9.6850	06/15/12
2500	8.5128	06/15/12
1000	8.7470	06/15/12
1000	8.7570	06/15/12
1000	8.7870	06/15/12
1000	8.8070	06/15/12
1000	8.8070	06/15/12
1670	8.5737	06/18/12
1000	8.1369	06/18/12
1000	8.1369	06/18/12
1000	8.1369	06/18/12
1000	8.1365	06/18/12
500	8.1300	06/18/12
400	8.1374	06/18/12
200	8.2000	06/18/12
30	8.4130	06/18/12
2000	8.1435	06/18/12
1000	8.1170	06/18/12
100	8.0499	06/18/12
1000	8.8369	06/19/12
898	8.8300	06/19/12
100	8.8299	06/19/12
2	12.3150	06/19/12
2000	8.8035	06/19/12
1000	8.8070	06/19/12
1000	8.8370	06/19/12
1000	8.8370	06/19/12
1000	8.8370	06/19/12
5800	8.5200	06/20/12
2600	8.5227	06/20/12
2200	8.5199	06/20/12
1200	8.5158	06/20/12
100	8.5180	06/20/12
100	8.5197	06/20/12
1000	8.0870	06/21/12
1000	8.0865	06/21/12
1000	7.9170	06/21/12
1000	7.8770	06/21/12
1000	7.8870	06/21/12
1000	7.8770	06/21/12
1000	7.8870	06/21/12
1000	7.9670	06/21/12
1000	8.2370	06/21/12

CUSIP NO. 55903Q104

1000	8.2570	06/21/12
1000	8.2670	06/21/12
1000	8.2970	06/21/12
1000	8.3370	06/21/12
1000	8.2570	06/21/12
1000	8.2770	06/21/12
2300	7.7900	06/25/12
2200	7.8500	06/25/12
300	7.8633	06/25/12
200	7.8150	06/25/12
2500	7.8428	06/25/12
2500	7.7827	06/25/12

EQUINOX PARTNERS, L.P.

97,900	8.1184	06/28/12
7,000	8.6997	06/29/12